SEC
Mail Processing
Section
FEB 16 2021 A
Washington DC
416

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

21001400

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| SEC FILE NUMBER |
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| 8-67715 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING __01/01/2020__ AND ENDING __12/31/2020__

MM/DD/YY                                                       MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Powder Point Financial, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**61 Ridge Road**

(No. and Street)

**MARSHFIELD**            **MA**            **02050**

(City)               (State)            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marjorie Kelly            781-264-6045

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Thomas Faust, CPA**

(Name – *if individual, state last, first, middle name*)

**174 Coldbrook Ct.**       **Lafayette**       **IN**       **47909**

(Address)           (City)           (State)       (Zip Code)

**CHECK ONE:**

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)       **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Marjorie A. Kelly _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Powder Point Financial, LLC _____ , as of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Based on an Updated Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns, Powder Point Financial, LLC is making this filing without a notarization.

_Marjorie A. Kelly_
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Powder Point Financial, LLC

Report on Audit of
Financial Statements

December 31, 2020



# THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185  thomasfaustcpa2@gmail.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Powder Point Financial, LLC

### Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Powder Point Financial, LLC, as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Powder Point Financial, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Powder Point Financial, LLC's management. My responsibility is to express an opinion on Powder Point Financial, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Powder Point Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

### Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Powder Point Financial, LLC's financial statements. The supplemental information is the responsibility of Powder Point Financial, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Powder Point Financial, LLC*



Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
January 27, 2021

POWDER POINT FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

### ASSETS

**ASSETS**

| | |
|---|---|
| Cash | $47,398 |
| Other assets | $351 |
| **TOTAL ASSETS** | **$47,749** |

### LIABILITIES AND STOCKHOLDERS EQUITY

**LIABILITIES**

| | |
|---|---|
| Accounts Payable | $6,300 |
| **TOTAL LIABILITIES** | **$6,300** |

**MEMBER'S EQUITY**

| | |
|---|---|
| Member's Equity | $41,449 |
| **TOTAL MEMBER'S EQUITY** | **$41,449** |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | **$47,749** |

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
STATEMENT OF INCOME
FOR YEAR ENDED DECEMBER 31, 2020

**REVENUE**

| | |
|---|---|
| Retainer Fees | $343,750 |
| **TOTAL REVENUE** | **$343,750** |

**EXPENSES**

| | |
|---|---|
| Regulatory Fees | $2,500 |
| Professional Fees | $6,300 |
| Insurance | $1,117 |
| Office Expenses | $1,581 |
| **TOTAL EXPENSES** | **$11,498** |

| | |
|---|---|
| **NET INCOME** | **$332,252** |

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR YEAR ENDED DECEMBER 31, 2020

| | |
|---|---:|
| MEMBER'S EQUITY AT BEGINNING OF YEAR | 25,954 |
| Net Income (Loss) | 332,251 |
| Member Contributions | 0 |
| Member Distributions | 316,756 |
| MEMBER'S EQUITY AT END OF YEAR | 41,449 |

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

| | |
|---|---:|
| Net Income | $332,252 |
| | |
| Adjustments made to reconcile | |
| net income to net cash provided by: | |
|  Operating Activities: | |
|   Accounts Receivable | -$1,615 |
|   Prepaid Expense | $89 |
|   Accounts Payable | $300 |
| Net Cash Provided by Operating Activities | $334,078 |
| | |
| Cash Flows From Investing Activities | |
|  Member Distributions | -$316,756 |
| Net Cash Used in Investing Activities | -$316,756 |
| | |
| NET INCREASE IN CASH | $17,322 |
| | |
| CASH AT BEGINNING OF YEAR | $30,076 |
| | |
| CASH AT END OF YEAR | $47,398 |
| | |
| CASH PAID DURING THE YEAR FOR: | |
|  Income Taxes | $0 |
|  Interest | $0 |

The accompanying notes are an integral part of these financial statements.

POWDER POINT FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Powder Point Financial, LLC (the Firm) was formed in February of 2007 as a limited liability company under the laws of the State of Massachusetts. As such, the owner (the Member) is not liable for the debts of the Firm. The Firm is a registered broker-dealer located in Marshfield, Massachusetts.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2020.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits. At no time in 2020 did these balances exceed FDIC insured limits.

e. Revenue Recognition—Fee revenue includes recurring consulting fees that are paid during the engagement, and success fees earned on completed placement transactions. Consulting fees are recognized at the time of services performed and success fees when the engagement is completed. At December 31, 2020, the Firm had two open ongoing contracts on which future fees are anticipated.

On May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

POWDER POINT FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

**NOTE 2: CONCENTRATIONS**  The Firm's revenues may be derived from retainer fees and finder's fees for identifying and introducing qualified investors to various investment advisors, limited partnerships and other similar entities. The Firm's revenues may also be derived from retainers for marketing efforts on behalf of investment advisors. These marketing efforts may include identification of asset class market trends; identification of strategic seminars and conferences for investment advisors to attend/sponsor/speak; and identification of targeted markets for investment.  Revenues can be concentrated to a small number of customers.

**NOTE 3:  NET CAPITAL REQUIREMENTS**

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission.  Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm.  At December 31, 2020, net capital as defined by the rules, equaled $41,098. The ratio of aggregate indebtedness to net capital was 15.33%. Net capital in excess of the minimum required was $36,098.

**NOTE 4:  INCOME TAXES**

The Firm has elected to be treated as a Limited Liability Company under the Internal Revenue Code, having the Firm's income treated for federal income tax purposes substantially the same as if the Firm were a partnership. The Member's respective equitable shares in the net income of the Firm are reportable on the individual's tax return. Accordingly, the financial statements reflect no provisions or liability for federal income taxes.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions.  Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2020.

The firm's federal and state income tax returns for 2016 through 2020 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

**NOTE 5:  ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES**

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109).  The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of

POWDER POINT FINANCIAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

## NOTE 6: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2020. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

## NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2020. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

## NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

**POWDER POINT FINANCIAL, LLC**
**SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1**
**AS OF DECEMBER 31, 2020**

## COMPUTATION OF NET CAPITAL

| | |
|---|---:|
| Total Ownership equity from Statement of Financial Condition | $41,449 |
| less nonallowable assets from statement of financial condition | $351 |
| Net capital before haircuts on securities positions | $41,098 |
| Haircuts on securities positions | $0 |
| **NET CAPITAL** | $41,098 |
| | |
| Aggregate Indebtedness | $6,300 |
| Net Capital Required based on aggregate indebtedness (6-2/3%) | $396 |

## COMPUTATION OF NET CAPITAL REQUIREMENTS

| | |
|---|---:|
| Minimum dollar net capital requirement of reporting broker dealer | $5,000 |
| Excess Net Capital | $36,098 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---:|
| (A) - 10% of total aggregate indebtedness | $630 |
| (B) - 120% of minimum net capital requirement | $6,000 |
| | |
| Net Capital less the greater of (A) or (B) | $35,098 |
| | |
| Percentage of Aggregate Indebtedness to Net Capital | 15.33% |

**FOCUS PART IIA RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL**
At December 31, 2020, there were no material differences between audited net capital above
and net capital as reported on the Firm's Part I (Unaudited) FOCUS report.

POWDER POINT FINANCIAL LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2020

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Powder Point Financial, LLC is exempt from Rule 15c3-3 under the provision as
a Non-Covered Firm.

**POWDER POINT FINANCIAL LLC**
**SCHEDULE III: INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS**
**UNDER SEC RULE 15c3-3**
**FOR THE YEAR ENDED DECEMBER 31, 2020**

**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

Powder Point Financial, LLC is exempt from Rule 15c3-3 under the provision as
 a Non-Covered Firm.



# THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185   thomasfaustcpa2@gmail.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Powder Point Financial, LLC

I have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which (1) Powder Point Financial, LLC, identified the following provision of 17 C.F.R. § 15c3-3 under which Powder Point Financial, LLC claimed exemption from 17 C.F.R. §2 4 0.15c3-3: Non-Covered Firm Provision, and (2) Powder Point Financial, LLC stated that Powder Point Financial, LLC has met this exemption provision throughout the most recent fiscal year ended December 31, 2020, without exception. Powder Point Financial, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Powder Point Financial, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in the Non-Covered Firm Provision of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
January 27, 2021

**Powder Point Financial LLC**
**61 Ridge Road**
**Marshfield, MA 02050**
powderpointfinl@gmail.com
**781-264-6045**
**FAX:  781-319-2104**

January 15, 2021

SEC

Dear Sir/Madam:

Powder Point Financial, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) Powder Point Financial, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) Powder Point Financial, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Powder Point Financial, LLC limits its business activities exclusively to selling tax shelters or limited partnerships in primary distributions; primary placements of securities; and real estate syndications, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Powder Point Financial LLC has met this exemption provision throughout the most recent fiscal year ended December 31, 2020 without exception. I swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Very truly yours,

*Marjorie A. Kelly*

Marjorie A. Kelly
President